April 11, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Mexico Fund, Inc.

Request for Withdrawal of Filing of Amendment No. 55 to the Registration Statement on Form N-2

(Registration No. 333-140298)

Dear Mr. Grezeskiewicz:

On behalf of The Mexico Fund, Inc. (the “Fund”) (CIK: 0000065433), and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”), to withdraw the Fund’s Amendment No. 55 to the Registration Statement on Form N-2 (“Registration Statement”) filed on April 5, 2013, due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as an initial filing of a registration statement.

The Registration Statement was transmitted and accepted by the Commission on April 5, 2013, (accession no. 0001193125-13-144038) on EDGAR form type, “N-2/A”, instead of form type “N-2”. No securities were sold in connection with this Registration Statement. The Fund will re-file on April 11, 2013 the new registration statement using the correct form type for an initial filing of a registration statement: “N-2”.

If you have any questions or comments regarding this filing, please do not hesitate to contact me at 212.649.8795.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price